BB 3/17

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04015647

UNITED STATES
S AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52471

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

MAR - 8 2004

REPORT FOR THE PERIOD BEGINNING 01/01/03 AND ENDING 12/31/03
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Montecito Advisors, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

610 Anacapa Street, #C8
(No. and Street)

Santa Barbara	CA	93101
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Denise Alpine (805) 957-4202
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MacFarlane, Faletti & Co., LLP
(Name – *if individual, state last, first, middle name*)

115 E. Micheltorena St., Ste. 200,	Santa Barbara,	CA	93101
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 31 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ELIE M. GENADRY, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MONTECITO ADVISORS, INC., as of December 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

[illegible] WOLFE
Commission # 1288742
[illegible] - California
[illegible] County
[illegible] Dec 23, 2004

K. Wolfe
Notary Public

[signature]
Signature

CEO
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MONTECITO ADVISORS, INC.
INDEX
DECEMBER 31, 2003 AND 2002

MACFARLANE
FALETTI & CO.
LLP
CERTIFIED PUBLIC ACCOUNTANTS

115 E. MICHELTORENA ST.
SUITE 200
SANTA BARBARA
CALIFORNIA 93101
PHONE (805)966-4157
FAX (805)965-2454
E-MAIL cpa@mfco.com
WEBSITE www.mfco.com

REED S. SPANGLER
HARVEY K. LYNN
SUSAN M. FRAZIER
JANE E. RUSSELL

JAMES W. FISCHER
WILLIAM L. JACKSON
GAIL H. ANIKOUCHINE
LINDA J. NELSON
PRAJESH ACHARYA

RUSSELL H. ROBERTS,
CONSULTANT

REGINALD M. FALETTI
1902-1989

INDEPENDENT AUDITORS' REPORT

Board of Directors
Montecito Advisors, Inc.

We have audited the statements of financial condition of Montecito Advisors, Inc. (a California "S" Corporation) as of December 31, 2003 and 2002, and the related statements of income, shareholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Montecito Advisors, Inc. as of December 31, 2003 and 2002, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary schedules listed in the index to financial statements are presented for purposes of complying with the Securities and Exchange Commission's rules and regulations under the Securities Exchange Act of 1934 and are not otherwise a required part of the basic financial statements. The supplementary schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, the information is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

MacFarlane, Faletti & Co. LLP

Santa Barbara, California
February 10, 2004

MONTECITO ADVISORS, INC.

STATEMENTS OF FINANCIAL CONDITION

DECEMBER 31, 2003 AND 2002

ASSETS

	2003	2002
Current Assets		
Cash and cash equivalents	$ 75,762	$ 50,193
Receivables (Note 2)	17,881	106,417
Other receivables (Note 10)	12,442	-
Refundable deposit (Note 6)	101,854	53,044
Prepaid expenses	4,233	14,469
Prepaid state income tax	389	2,660
Total Current Assets	212,561	226,783
Furniture and Equipment (net of accumulated depreciation of $36,080 and $8,865)	19,784	14,823
Other Assets		
Deposits	3,506	5,016
Cash on deposit (Note 4)	75,000	151,676
Investments (Note 3)	28,875	-
Total Other Assets	107,381	156,692
Total Assets	$ 339,726	$ 398,298

LIABILITIES AND SHAREHOLDERS' EQUITY

	2003	2002
Current Liabilities		
Accounts payable and accrued expenses	$ 12,036	$ 4,692
Shareholders' Equity		
Voting common stock, $1 par value; 10,000 shares authorized; 100 shares issued and outstanding	100	100
Additional paid-in-capital	99,900	99,900
Accumulated other comprehensive income, unrealized losses	(11,250)	-
Retained earnings	238,940	293,606
Total Shareholders' Equity	327,690	393,606
Total Liabilities and Shareholders' Equity	$ 339,726	$ 398,298

See accompanying notes

MONTECITO ADVISORS, INC.

STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

	2003	2002
Revenue		
Ticket charges	$ 537,975	$ 948,155
Wrap fees	606,022	364,720
12B1, margin and interest income	62,789	225,196
Other income	17,568	-
Total Revenue	1,224,354	1,538,071
Expenses		
Employee compensation and benefits	321,930	317,140
Correspondent broker clearing charges	131,604	190,681
Professional fees	75,390	65,544
Occupancy	24,528	25,142
Office expense	12,858	19,285
Insurance	31,451	20,418
Depreciation	6,783	4,496
Other selling and administrative	19,230	30,913
Total Expenses	623,774	673,619
Other Income/(Expense)		
Dividends	288	588
Loss on disposal of investments	(4,475)	-
Total Other Income/(Expense)	(4,187)	588
Income Before Provision for State Income Tax	596,393	865,040
Provision for state income tax (Note 5)	10,088	12,777
Net Income	$ 586,305	$ 852,263

See accompanying notes

MONTECITO ADVISORS, INC.

STATEMENT OF SHAREHOLDERS' EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

	Common Stock		Additional	Accumulated Other Comprehensive Income	Retained	Total Shareholders'
	Shares	Amount	Paid in Capital	Unrealized Loss	Earnings	Equity
Balances, December 31, 2001	100	$ 100	$ 99,900	$ -	$ 191,343	$ 291,343
Distribution to shareholders		-	-	-	(750,000)	(750,000)
Net income - 2002		-	-	-	852,263	852,263
Balances, December 31, 2002	100	$ 100	$ 99,900	$ -	$ 293,606	$ 393,606
Distribution to shareholders		-	-	-	(700,000)	(700,000)
Equity in acquisition of an "S" Corporation		-	-	(11,250)	59,029	47,779
Net income - 2003		-	-	-	586,305	586,305
Balances, December 31, 2003	100	$ 100	$ 99,900	$ (11,250)	$ 238,940	$ 327,690

See accompanying notes

MONTECITO ADVISORS, INC.

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

	2003	2002
Cash Flows from Operating Activities:		
Net income	$ 586,305	$ 852,263
Adjustment to reconcile net income to cash provided by operating activities:		
Depreciation	6,783	4,496
Realized loss on investments	4,475	-
Changes in:		
Receivables	88,536	(8,873)
Other receivables	(12,442)	
Refundable deposit	(48,810)	(53,044)
Prepaid expenses	10,236	6,182
Prepaid income tax	2,271	(2,660)
Deposits	1,510	(3,715)
Cash on deposit	76,676	(23,369)
Accounts payable	7,344	4,356
Accrued state taxes	-	(14,951)
Cash Provided by Operating Activities	722,884	760,685
Cash Flows from Investing Activities:		
Purchase of furniture and equipment	(4,625)	(9,815)
Purchase of investment	(5,000)	
Receipt of other assets from investment (Note 3)	12,310	-
Cash used for Investing Activities	2,685	(9,815)
Cash Flows from Financing Activities:		
Distributions to shareholders	(700,000)	(750,000)
Net Increase in Cash	25,569	870
Cash and Cash Equivalents at Beginning of Year	50,193	49,323
Cash and Cash Equivalents at End of Year	$ 75,762	$ 50,193

Supplemental disclosure of cash flow information (Note 9):

	2003	2002
Cash paid during the year for state income tax	$ 7,817	$ 30,388

See accompanying notes

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of the Company:

Montecito Advisors, Inc. (the Company) (a California "S" Corporation) is a brokerage company located in Santa Barbara, California providing mutual fund trading and investment advisory services to various investors. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD).

Basis of Accounting

The accompanying financial statements of the Company have been prepared on an accrual basis; consequently, revenues are recognized when earned, and expenses are recognized when incurred.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash in a checking account, cash in a mutual fund checking account and cash held by an investment custodian.

Furniture and Equipment

Furniture and equipment with an expected life of greater than one year and a cost exceeding $500 are recorded at cost. Depreciation is computed using accelerated methods over the estimated useful lives of five to seven years.

Use of Estimates

The preparation of financial statements, in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect certain reported amounts and disclosures.

Significant estimates used in preparing these financial statements include depreciation, fair market value of investments, and the collectability of accounts receivable. It is at least reasonably possible that the significant estimates used will change within the next year.

Financial Instruments

Financial instruments are carried at cost which approximates fair value.

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes

The Company has elected "S" Corporation status for federal, California and West Virginia income tax purposes. Therefore, under federal law, the Company does not pay income tax. The income is passed through on a pro-rata basis to the shareholders who report the income on their individual returns. Both California and West Virginia recognize "S" corporations as a pass-through entity; however, California imposes a minimum of $800 or a 1.5% tax on income at the corporate level. West Virginia imposes a minimum franchise tax of $50 or a 7% tax on capital.

Reclassifications

Certain reclassifications have been made to the December 31, 2002 balances, as reported in the prior year financial statements, to make them comparable to the balances reported for the year ended December 31, 2003.

NOTE 2: RECEIVABLES

Accounts receivable at December 31, consist of the following:

	2003	2002
Brokerage house receivables	$ 4,296	$ -
Client receivables	13,585	106,417
Total receivables	$ 17,881	$ 106,417

The Company clears all of its proprietary and client transactions through brokerage houses and other broker-dealers on a fully disclosed basis. No allowance for doubtful accounts has been made for the receivables as management considers the balance to be fully collectible.

NOTE 3: INVESTMENTS

On December 1, 2003, the Company purchased 100% of the outstanding shares of stock of Investment Affiliate, Inc. for $5,000. The corporation is a brokerage company located in Lewisburg, West Virginia. As a result of the purchase, the Company acquired:

Cash	$	6,963
Receivables		6,680
Investments		28,350
Equipment		7,118
Current Liabilities		(1,332)
Equity in "S" Corporation		(47,779)

Subsequent to year end, the Company remains in the process of dissolving Investment Affiliate, Inc.; consequently, the Company has valued the investment at $0 at December 31, 2003.

At December 31, 2003, the Company's investments consisted of stock warrants that provide the right to purchase shares of a non-publicly traded company. These warrants become exercisable at various future dates and are carried at cost since they have no readily determinable value; the cost is $15,075. Other investments consist of equities carried at a fair market value of $13,800.

NOTE 4: CASH ON DEPOSIT

At December 31, 2003, the Company maintained good-faith deposits of $25,000 and $50,000 with two broker-dealers.

NOTE 5: INCOME TAXES

The provision for taxes is computed based on the book income and the applicable tax laws, taking into account permanent and temporary differences and adjustments as appropriate. The provision for California income tax is $10,088 for 2003 and $12,777 for 2002.

NOTE 6: COMMITMENTS

Broker-Dealer Contracts

At December 31, 2003, the Company has contracts with two broker-dealers. One contract expires in August of 2004. The second contract may be terminated by either party without cause with ninety (90) days prior notice. In December of 2003, a contract with a broker-dealer was not renewed. A deposit of approximately $101,854 held by a broker-dealer has been returned to the Company subsequent to year end.

Office lease

The Company leases office space in Santa Barbara on a month-to-month basis. Beginning December 1, 2003, the Company leases office space in West Virginia under a non-cancelable lease that expires in September 2005. The monthly rent is $1,070. The Company did not pay any rent in December 2003. The Company has the option to renew the lease for an additional two year term that includes a 7% increase in rent. Office rent expense in 2003 was $19,030 and in 2002 was $20,449.

Future lease obligation is as follows at December 31:

2004	$12,840
2005	9,630

NOTE 7: NET CAPITAL REQUIREMENT

The Company, as a registered broker, dealer and investment advisor and as a member of the National Association of Securities Dealers, Inc. (NASD), must comply with the Net Capital rule of the Securities and Exchange Commission. The Company has a capital requirement of $5,000. At December 31, 2003, the Company had net capital as computed under Rule 15c3-1 of $237,492 which was $232,492 in excess of the amount required to be maintained at that date. At December 31, 2002, the Company had net capital as computed under Rule 15c3-1 of $353,600 which was $348,600 in excess of the amount required to be maintained at that date.

NOTE 8: RETIREMENT PLAN

The Company has a defined contribution employee retirement plan that covers full-time employees who are at least 21 years of age and have one year of service as of the entry date. The company did not make any contributions to the plan in 2003 or 2002.

NOTE 9: SUPPLEMENTAL DISCLOSURES FOR CASH FLOWS

The Company acquired the stock of a corporation (see Note 3). As a result of that purchase, the Company's furniture and equipment and investments increased $6,886, net of accumulated depreciation of $20,665, and $28,875, respectively.

NOTE 10: RELATED PARTIES

The shareholders of the Company own 61% of another entity that operates in the same industry.

The shareholders of the Company owned two-thirds of the company purchased during the year (see Note 3).

At December 31, 2003, the shareholders owe the Company $12,442.

NOTE 12: CONCENTRATIONS OF RISKS

Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

The Company's cash is in a mutual fund checking account that is not insured by the Federal Deposit Insurance Company (FDIC).

SUPPLEMENTAL SCHEDULE

MONTECITO ADVISORS, INC.

SUPPLEMENTARY SCHEDULE 1

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

DECEMBER 31, 2003 AND 2002

	2003	2002
Net Capital:		
Total shareholders' equity	$ 327,690	$ 393,606
Deduct - Nonallowable Assets:		
Receivables	17,881	-
Other receivables	12,442	-
Investments	28,875	-
Prepaid expenses	4,233	14,469
Prepaid state income tax	389	2,660
Furniture and equipment	19,784	14,823
Deposits	3,506	5,016
Net capital before haircuts	240,580	356,638
Haircuts:		
2% of money market funds	3,088	3,038
Net Capital	237,492	353,600
Minimum net capital required - 6 2/3% of aggregate indebtedness included in the statement of financial condition or $5,000 whichever is greater	5,000	5,000
Excess Net Capital	$ 232,492	$ 348,600
Aggregate indebtedness	$ 12,036	$ 4,692
Ratio: Aggregate indebtedness to net capital	0.05	0.01

Reconciliation of Form X-17A-5 filed for quarter ending December 31, 2003.
At December 31, 2002, the computation did not differ materially from the computation filed.

	Net Capital
As reported on Form X-17A-5	$ 233,669
Reduction in liabilities	12,226
Changes in Nonallowable Assets:	
Prepaid expenses	(8,558)
Furniture and equipment	2,141
Investments	(13,800)
Reduction in haircuts	2,012
Net Capital as reported originally	227,690
Common stock not reported on original Focus Report	100
Additional paid-in-capital not reported on original Focus report	99,900
Net Capital as reported above	$ 327,690

MONTECITO ADVISORS, INC.

SUPPLEMENTARY SCHEDULE 2

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS

PURSUANT TO RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2003 AND 2002

Montecito Advisors, Inc. is not required to present the schedules "Computation for Determination of Reserve Requirements Under Rule 15c-3" and "Information relating to Possession or Control Requirements Pursuant to Rule 15c3-3" as it meets the exemptive provisions of Rule 15c3-3-3(k)(2)(B) of the Rule.

INTERNAL CONTROL

MACFARLANE
FALETTI & CO.
L L P
CERTIFIED PUBLIC ACCOUNTANTS

115 E. MICHELTORENA ST.
SUITE 200
SANTA BARBARA
CALIFORNIA 93101
PHONE (805)966-4157
FAX (805)965-2454
E-MAIL cpa@mfco.com
WEBSITE www.mfco.com

Board of Directors
Montecito Advisors, Inc.

In planning and performing our audit of the financial statements of Montecito Advisors, Inc. (the Company), for the year ended December 31, 2003, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11)

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objective referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

MacFarlane, Faletti + Co. LLP

Santa Barbara, California
February 10, 2004